August 21, 2015

BY EDGAR AND E-MAIL

Mr. Russell Mancuso

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:                             Hill-Rom Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed August 14, 2015
File No. 333-205645

Dear Mr. Mancuso:

On behalf of Hill-Rom Holdings, Inc. (the “Company”), enclosed for your review is Amendment No. 2 to the Company’s Registration Statement on Form S-4 (Registration No. 333-205645) (the “Registration Statement”), originally filed with the Securities and Exchange Commission (the “Commission”) on July 13, 2015 and amended by Amendment No. 1 filed with the Commission on August 14, 2015.  An electronic version of Amendment No. 2 concurrently has been filed with the Commission through its EDGAR system.

Set forth below are the responses of the Company to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Commission set forth in the Staff’s letter dated August 20, 2015 with respect to the Registration Statement.  For convenience of reference, the text of the comments in the Staff’s letter have been reproduced in italicized type herein.

Effects of the Merger; Merger Consideration, page 51

Comment No. 1

Please expand your disclosure added in response to prior comment 1 to include the number of shares of Hill-Rom common stock that investors will receive for each share of Welch Allyn common stock. Also, tell us how you addressed that part of prior comment 1 seeking an illustrative table showing a reasonable range of potential consideration per share, and an accompanying explanation of the relevant factors and risks that affect the consideration per share and walk-away rights.

Response

In response to the Staff’s comment, the Company has revised its disclosure on page 54 of the Registration Statement to include the number of shares of Hill-Rom common stock that investors will receive for each share of Welch Allyn common stock.  The Company respectfully submits that presenting an illustrative calculation of the per share closing consideration based on an assumed closing as of a recent practicable date provides more meaningful information to the Welch Allyn shareholders than a potential range of consideration amounts.  The actual per share closing cash consideration payable to Welch Allyn shareholders will vary from the estimate provided solely based on changes in Welch Allyn net working capital, cash, indebtedness and selling expenses. The Company’s disclosure on page 52 indicates that the actual per share consideration may vary based on any such changes.  The Company does not expect fluctuations in these items from the July 31, 2015 estimates presented in the Registration Statement to be material on a per share basis and has added supplemental disclosure on page 52 of the Registration Statement to that effect and deleted the statement that the actual per share consideration may differ materially from the estimates presented.  As reflected in the current disclosure on page 54 of the Registration Statement, the number of shares of Hill-Rom common stock to be issued in the merger is fixed at 8,133,722 and, accordingly, is not subject to adjustment prior to the effective time of the merger.  The estimated per share closing stock consideration presented in the Registration Statement is based on the number of shares of Welch Allyn common stock outstanding as of July 31, 2015, and the Company has added disclosure on page 54 of the Registration Statement indicating that Hill-Rom and Welch Allyn do not expect the number of shares of Welch Allyn common stock outstanding prior to the effective time of the merger to differ materially from the number of shares outstanding as of July 31, 2015. There is no walk-away right in the merger agreement for Welch Allyn shareholders based on the amount of the actual per share closing consideration.

Interests of Directors and Executive Officers of Welch Allyn in the Merger, page 68

Comment No. 2

Please expand your response to prior comment 2 to tell us whether the consideration that executive officers and directors will receive for each phantom stock appreciation right and phantom share award is the same consideration that investors will receive for each share. If the consideration differs, it is unclear why you believe that disclosure of only the aggregate total consideration for all phantom stock appreciation rights and phantom share awards provides all required information for investors to evaluate the interests of the executive officers and directors. Please advise or revise your disclosure.

Response

The Company respectfully advises the Staff that the value of the consideration that executive officers and directors will receive for each phantom stock appreciation right and phantom share award, including the Phantom Dividend Amount per phantom share, is the same as the value of the consideration that investors will receive for each share of Welch Allyn common stock, including the dividends and other distributions such investors will receive per share of Welch Allyn common stock prior to the effective time of the Merger, except that the consideration to be received by executive officers and directors for each phantom stock appreciation right will be net of the grant price of the underlying phantom share.  The Company has added supplemental disclosure on page 69 to this effect.

Debt Financing, page 103

Comment No. 3

We note your response to prior comment 4. Please tell us why the amounts in this section and on page 1 of exhibit 10.2 differ from the amounts disclosed on pages 35 and 105.

Response

The Company entered into an Amended and Restated Commitment Letter (the “Commitment Letter”) with Goldman Sachs Bank, USA and Goldman Sachs on June 26, 2015, which has been filed as Exhibit 10.2 to the Registration Statement.  Subsequent to the execution of the Commitment Letter, the Company and Goldman Sachs agreed to increase commitments under the term loan B facility from $725 million to $800 million.  The Commitment Letter was not subsequently amended to reflect the increase and, as a result, the amounts disclosed with respect to the proposed debt financing do not correspond to the amounts in the Commitment Letter.  The Company has clarified its disclosure on pages 103 and 106 accordingly.

Exhibit 99.1

Comment No. 4

Given your revisions in responses to prior comments 7 and 9, please file an updated consent.

Response

The Company has filed an updated consent of Barclays Capital Inc. as Exhibit 99.1.

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If you have any questions regarding any of the responses in this letter, please call me at (312) 558-7510.

Respectfully submitted,

/s/ Brian M. Schafer

Brian M. Schafer

Enclosure

cc:                                Jay Mumford

Steven J. Gavin

Susan Lichtenstein

Robert Macklin